UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

CREDEX CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Florida	000-54142	16-1731286
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

848 Rainbow Blvd, # 2096, Las Vegas, Florida 89107

(Address of Principal Executive Offices, including Zip Code)

Registrant’s Telephone Number, including Area Code: (801) 243-5661

CREDEX CORPORATION

INFORMATION STATEMENT PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL

PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF CREDEX CORPORATION.

INTRODUCTION

This Information Statement is being mailed on or about April 19, 2021. CREDEX CORPORATION., a Florida corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board”) as contemplated by that certain Stock Purchase Agreement (the “SPA”) entered into as of April 8, 2021 by and among SOUTHERN COLORADO REAL ESTATE DEVELOPERS, LLC (“SCRED”); the Company; SERVICE MERCHANTS CORP. (“SMC”) and EARTH WIND & POWER CORP. (“EWP” and collectively with SMC, “Sellers”).

Pursuant to the SPA, at the closing of the transactions as set forth therein (the “Transactions”), (i) SMC will sell to SCRED the 53,492,500 shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”) held by SMC (the “SMC Sale Shares”); and (ii) EWP shall sell to SCRED, the 5,000,000 shares of Common Stock held by EWP (the “EWP Sale Shares”). The SMC Shares and the EWP Shares may be referred to herein collectively as the “Shares”. The Shares constitute approximately 99.2% of the issued and outstanding shares of Common Stock. In exchange for the sale, assignment, transfer and delivery of the Shares, SCRED shall (i) pay to SMC a total purchase price of $342,944.61 and (i) pay to EWP a total purchase price of $32,055.39.

Subject to the terms of the SPA, the closing of the Transactions is expected to occur on or about April 30, 2021.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders. The description of the forgoing transactions does not purport to be complete and is qualified entirely by the terms of the SPA.

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CHANGE OF CONTROL AND CHANGE OF BOARD

Following consummation of the Purchase, SCRED will own 58,492,500 shares of Common Stock, or approximately 99.2% of the Company’s outstanding voting securities, resulting in a change in control of the Company.

At the closing of the Transactions, Russel Heaton (“Mr. Heaton”), as the sole Director and officer of the Company shall undertake such actions as required to expand the size of the Company Board to five persons, and to add Lawrence Tribe, James Woodend, Jennifer Woodend and Hayden Witt as directors on the Company Board; and to name Lawrence Taube as the Chief Executive Officer of the Company, and James Woodend as the President of the Company, and Jennifer Woodend as the Secretary of the Company, and to remove any other officers of the Company. Immediately following the consummation of these actions Mr. Heaton shall immediately resign from all positions that Mr. Heaton holds as an officer or employee of the Company, and as a director of the Company.

Other than the transactions described above, the Company knows of no arrangements which may result in a change in control of the Company.

To the Company’s knowledge, none of its director, officer, 5% stockholders or affiliate, or any associate of such persons is a party adverse to the Company or has a material interest adverse to the Company in any material proceedings. To its knowledge, none of its directors or officers has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder require the mailing to stockholders of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of directors occurs (otherwise than at a meeting of stockholders). Accordingly, the closing of the Transactions will not occur until at least 10 days following the filing and mailing of this Information Statement.

NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS

INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS

INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES

The Company’s authorized capital stock consists of 100,000,000 shares of Common Stock. Each share of Common Stock is entitled to one vote. As of the Record Date, 58,992,500 shares of Common Stock were issued and outstanding. There are no options exercisable for, or warrants convertible into, shares of Common Stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, regarding the beneficial ownership of the Company’s Common Stock as of April 16, 2021 by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of its Common Stock, (ii) by each director and executive officer of the Company and (iii) by all executive officers and directors of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Officers and Directors:
Russell Heaton (1)	250,000	*
Directors and executive officers as a group (one person)	250,000	*

5% Stockholders:
Service Merchants Corp. (2)	53,492,500	90.7%
Earth Wind & Power Corp. (3)	5,000,000	8.5%

*	Less than 1%.

(1)	Mr. Heaton’s address is c/o Credex Corporation, 848 Rainbow Blvd, #2096, Las Vegas, Nevada 89107.
(2)	The stockholders of Service Merchants Corp. is Rodney Brewer. Service Merchants Corp.’s address is P.O. Box 258, Nossa Heads, Queensland, Australia, 4567.
(3)	Earth Wind & Power Corp. is controlled by Rick Plotnikoff. This stockholder’s address is 9175 Mainwaqring Road, North Sannich, British Columbia, V8L1J9.

Certain Relationships and Related Transactions

The Company received loans from Service Merchants Corp, a greater than 5% stockholder, toward operating expenses. The loans are unsecured, non-interest bearing and due on demand. As of December 31, 2020, and 2019, $9,700 was due to Service Merchant Corp.

The Company received loans from a shareholder of the company through Global Merchant Corp, toward various operating expenses. The loans are unsecured, non-interest bearing and due on demand. As of December 31, 2020, and 2019, $12,889 was due to Global Merchant Corp. Global Merchant Corp. is owned by Rick Plotnikoff, who is a 5% stockholder of the Company through his ownership of Earth Wind & Power Corp.

The Company received a loan from a shareholder of the company through Sterling Investment Corp, toward operating expenses. During the year ended December 31, 2019, the Company received a loan totaling $8,650 towards operating expenses. During the year ended December 31, 2020, the Company received a loan totaling $6,150 towards operating expenses. The loans are unsecured, non-interest bearing and due on demand. As of December 31, 2020, and 2019, $55,900 and $49,750, respectively, was due to Sterling Investment Corp. Sterling Investment Corp. is owned by Rick Plotnikoff, who is a 5% stockholder of the Company through his ownership of Earth Wind & Power Corp.

The Company received a loan from Earth Wind Power Corp, a greater than 5% stockholder, toward operating expenses. The loan is unsecured, non-interest bearing and due on demand. As of December 31, 2020, and 2019, $198 was due to Earth Wind Power Corp.

See also the information set forth above regarding the SPA and the Transactions.

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DIRECTORS AND OFFICERS

As of the date hereof, the Company has one officer and director: Mr. Russell Heaton.

Russell Heaton. Mr. Heaton, age 67, has served as the Company’s President, Chief Executive Officer, Secretary, Treasurer and sole director since August 7, 2013. He earned his BS degree in Political Science and Latin American Studies from Brigham Young University and later pursued graduate studies in advanced management techniques from Notre Dame. Mr. Heaton’s career has included owning his own marketing, consulting, and advertising firm, as well as being involved in the radio and television industry, and as a Station Manager and Vice President-General Manager of a major production facility.

Mr. Heaton is currently involved in consulting with a number of business that include but are not limited to Exportation of Iron Ore, Manganese, Copper, Soy Beans, Coffee etc. He maintains an active office in Sao Paulo Brazil with his partners there and has worked principally with Betel Imports Exports USA. He has also through this association worked with Broadcast International and their Codesys Compression systems for Broadcast Technology and had acquired for a time exclusive marketing rights to market this technology to South America. He also consults and works through a working partnership with Mark Steel Corporation, Northern Pacific Gold Corp and Process innovators, to market and license the LPFCC “Low Profile Fluid Catalytic Cracking” process used in oil refining. He has helped companies secure marketing rights for this technology in Asia, North America, Central America, and South America. Mr. Heaton consults with Jet Recycling in promoting and launching their process in North and South America. Much of this activity is done through his activity with Wellborn Energy in 7/25/2005 as President of C & E Enterprises in 6/9/2010 where he devotes the majority of his time and activities.

Mr. Heaton’s involvement in the Company was to give some professional business experience and guidance on an inexpensive part time basis to assist the company during the acquiring of a viable MOU and meaningful business purpose so that the company could raise funds and move forward. Mr. Heaton served on the Board of Directors and is a Past President of Big Brothers and Sisters or Utah County, served for more than 25 years as a Director and is past president of the Utah Chapters of the March of Dimes. Mr. Heaton currently serves as an advisor to the IEYC International Environmental Youth Conference which promotes environmental education to youth around the globe and promotes the important process of recycling our waste to promote a cleaner environment for the world.

Audit Committee

We do not currently have an audit committee or a committee performing similar functions. Our Board of Directors as a whole participates in the review of financial statements and disclosure.

Code of Ethics

We have not adopted a code of ethics that applies to our officer, director and employee. When we do adopt a code of ethics, we will disclose it in a Current Report on Form 8-K.

Currently our officer and director receives no compensation for his services during the development stage of our business operations. He is reimbursed for any out-of-pocket expenses he may incur on our behalf. No officer or director that preceded Mr. Heaton in the past three years, received any compensation for their services.

In order to entice Mr. Heaton to become our new officer and director he was granted two hundred and fifty thousand (250,000) shares of Common Stock which was granted to him in two disbursements; twenty-five thousand (25,000) shares of Common Stock on 9/2/2013 and two hundred and twenty-five thousand (225,000) shares of Common Stock on 9/26/2013.

In the future, once revenue is being generated, we may approve payment of salaries for our officer and director, but currently, no such plans have been approved. We do not have any employment agreements in place with our officer and director. We also do not currently have any benefits, such as health or life insurance, available to our employee.

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Director Independence

The Company does not have any independent directors. The Company is not required to maintain a majority of independent directors under the rules applicable to companies that do not have securities listed or quoted on a national securities exchange or national quotation system.

Family Relationships

There are no family relationships between the Company’s directors and executive officer.

Legal Proceedings

To the Company’s knowledge, there are no material proceedings to which any director, officer or affiliate of the Company is a party adverse to the Company or has a material interest adverse to the Company.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CREDEX CORPORATION

Date: April 19, 2021	By:	/s/ Russell Heaton
Russell Heaton
President, Chief Executive Officer, Secretary, Treasurer and Director

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